UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2015
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2015 AND DECEMBER 31, 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	240,771,730	235,551,941
11000000	CURRENT ASSETS	67,595,949	79,802,176
11010000	CASH AND CASH EQUIVALENTS	30,166,154	29,729,350
11020000	SHORT-TERM INVESTMENTS	5,160,146	4,788,585
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	5,160,146	4,788,585
11030000	CUSTOMER (NET)	16,979,306	21,087,163
11030010	CUSTOMER	20,345,397	24,115,607
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-3,366,091	-3,028,444
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,315,053	3,627,944
11040010	OTHER ACCOUNTS RECEIVABLE	3,494,746	3,807,705
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-179,693	-179,761
11050000	INVENTORIES	3,183,313	3,336,667
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	8,791,977	17,232,467
11060010	ADVANCE PAYMENTS	2,195,657	1,403,526
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	218	2,894
11060030	ASSETS AVAILABLE FOR SALE	0	10,583,852
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	6,596,102	5,242,195
12000000	NON-CURRENT ASSETS	173,175,781	155,749,765
12010000	ACCOUNTS RECEIVABLE (NET)	8,000	8,000
12020000	INVESTMENTS	42,055,828	39,742,319
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	5,036,432	5,032,447
12020020	HELD-TO-MATURITY DEBT SECURITIES	318,786	461,047
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	36,668,925	34,217,140
12020040	OTHER	31,685	31,685
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	67,902,280	62,009,508
12030010	BUILDINGS	15,131,479	15,073,870
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	95,475,656	87,791,190
12030030	OTHER EQUIPMENT	9,601,166	8,924,050
12030040	ACCUMULATED DEPRECIATION	-62,675,401	-57,539,568
12030050	CONSTRUCTION IN PROGRESS	10,369,380	7,759,966
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	36,744,458	28,778,414
12060010	GOODWILL	9,322,773	9,322,773
12060020	TRADEMARKS	2,491,276	2,501,227
12060030	RIGHTS AND LICENSING	1,930,679	1,998,695
12060031	CONCESSIONS	11,345,717	11,345,717
12060040	OTHER	11,654,013	3,610,002
12070000	DEFERRED TAX ASSETS	17,298,907	16,080,292
12080000	OTHER NON-CURRENT ASSETS	9,166,308	9,131,232
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	9,166,308	9,131,232
20000000	TOTAL LIABILITIES	149,230,853	147,636,860
21000000	CURRENT LIABILITIES	41,520,726	44,370,122
21010000	BANK LOANS	77,807	337,148
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	476,011	502,166
21040000	SUPPLIERS	19,940,989	17,142,044
21050000	TAXES PAYABLE	1,886,698	2,497,697
21050010	INCOME TAXES PAYABLE	1,032,773	1,389,321
21050020	OTHER TAXES PAYABLE	853,925	1,108,376
21060000	OTHER CURRENT LIABILITIES	19,139,221	23,891,067
21060010	INTEREST PAYABLE	1,023,646	974,904
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	6,947	0
21060030	DEFERRED INCOME	15,257,805	20,150,744
21060050	EMPLOYEE BENEFITS	826,098	1,005,255
21060060	PROVISIONS	329,942	245,962
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	1,694,783	1,514,202
22000000	NON-CURRENT LIABILITIES	107,710,127	103,266,738
22010000	BANK LOANS	6,924,917	10,633,627
22020000	STOCK MARKET LOANS	77,855,399	70,026,876
22030000	OTHER INTEREST BEARING LIABILITIES	5,135,229	4,807,379
22040000	DEFERRED TAX LIABILITIES	8,315,834	7,763,024
22050000	OTHER NON-CURRENT LIABILITIES	9,478,748	10,035,832
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	267,893	335,102
22050020	DEFERRED INCOME	453,282	284,000
22050040	EMPLOYEE BENEFITS	349,579	287,159
22050050	PROVISIONS	51,887	54,462
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,356,107	9,075,109
30000000	STOCKHOLDERS' EQUITY	91,540,877	87,915,081
30010000	CONTROLLING INTEREST	79,739,399	76,804,977
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-11,901,944	-12,647,475
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	64,399,843	62,905,444
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	63,148,332	58,845,619
30080040	NET INCOME FOR THE YEAR	2,782,177	5,386,905
30080050	OTHER	-3,669,673	-3,466,087
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	6,373,555	5,679,063

30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	35,422	35,422
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	487,716	348,429
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	2,068,378	1,998,313
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-185,964	-171,351
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	3,687,919	3,176,726
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	280,084	291,524
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	11,801,478	11,110,104

DATA INFORMATION
AS OF JUNE 30, 2015 AND DECEMBER 31, 2014
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	10,544,863	8,809,573
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	52,302,669	49,578,152
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,134,449	2,107,375
91000060	NUMBER OF EXECUTIVES (*)	73	70
91000070	NUMBER OF EMPLOYEES (*)	42,302	39,545
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	338,543,742,927	338,056,218,201
91000100	NUMBER OF REPURCHASED SHARES (*)	23,886,144,204	24,373,668,930
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	40,845,094	20,985,731	36,268,454	19,344,404
40010010	SERVICES	31,101,097	15,985,208	27,440,768	14,758,302
40010020	SALE OF GOODS	1,117,356	567,568	1,100,397	568,919
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	3,162,259	1,676,533	2,834,482	1,532,917
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	5,464,382	2,756,422	4,892,807	2,484,266
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	22,312,869	11,178,190	19,888,415	10,151,323
40021000	GROSS PROFIT (LOSS)	18,532,225	9,807,541	16,380,039	9,193,081
40030000	GENERAL EXPENSES	10,229,783	5,388,849	8,315,762	4,274,316
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	8,302,442	4,418,692	8,064,277	4,918,765
40050000	OTHER INCOME AND (EXPENSE), NET	728,709	-197,768	-213,201	-51,355
40060000	OPERATING INCOME (LOSS)	9,031,151	4,220,924	7,851,076	4,867,410
40070000	FINANCE INCOME	937,206	453,636	562,016	290,577
40070010	INTEREST INCOME	635,742	320,234	562,016	290,577
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	0	0
40070030	DERIVATIVES GAIN, NET	301,464	133,402	0	0
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	4,558,931	2,214,352	2,916,973	1,527,707
40080010	INTEREST EXPENSE	3,008,147	1,530,441	2,635,469	1,396,032
40080020	FOREIGN EXCHANGE LOSS, NET	1,550,784	683,911	132,780	23,921
40080030	DERIVATIVES LOSS, NET	0	0	148,724	107,754
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-3,621,725	-1,760,716	-2,354,957	-1,237,130
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-249,160	50,377	-68,848	129,749

40110000	INCOME (LOSS) BEFORE INCOME TAXES	5,160,266	2,510,585	5,427,271	3,760,029
40120000	INCOME TAXES	1,607,581	761,155	1,601,045	1,117,545
40120010	INCOME TAX, CURRENT	2,983,058	1,517,941	1,866,460	1,093,929
40120020	INCOME TAX, DEFERRED	-1,375,477	-756,786	-265,415	23,616
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	3,552,685	1,749,430	3,826,226	2,642,484
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0

40150000	NET INCOME (LOSS)	3,552,685	1,749,430	3,826,226	2,642,484
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	770,508	420,698	760,774	430,900

40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	2,782,177	1,328,732	3,065,452	2,211,584

40180000	NET INCOME (LOSS) PER BASIC SHARE	0.96	0.46	1.07	0.77
40190000	NET INCOME (LOSS) PER DILUTED SHARE	0.90	0.43	0.99	0.71

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	3,552,685	1,749,430	3,826,226	2,642,484
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	163,300	59,505	-28,705	4,757
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	70,065	357,156	593,610	502,064
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-14,613	15,555	-94,766	-95,607
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	511,193	418,597	48,894	51,281
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	-11,440	20,155	-2,717	-5,961
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	718,505	870,968	516,316	456,534

40300000	COMPREHENSIVE INCOME (LOSS)	4,271,190	2,620,398	4,342,542	3,099,018
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	794,521	420,692	756,759	436,407
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	3,476,669	2,199,706	3,585,783	2,662,611

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	6,955,893	3,612,756	5,332,323	2,705,645

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	84,694,992	76,474,643
92000040	OPERATING INCOME (LOSS) (**)	15,136,482	18,244,516
92000060	NET INCOME (LOSS) (**)	6,386,231	10,315,365
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	5,103,630	7,918,534
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	13,186,655	10,390,883

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	5,160,266	5,427,271
50020000	+ (-) ITEMS NOT REQUIRING CASH	650,154	601,340
50020010	+ ESTIMATES FOR THE PERIOD	564,189	533,396
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	85,965	67,944
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	5,819,872	5,590,693
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	6,955,893	5,332,323
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	227,259	182,653
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	249,160	68,848
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(507,645)	(195,772)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(1,253,962)	119,227
50030080	(-) + OTHER ITEMS	149,167	83,414
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	6,517,236	3,085,856
50040010	(+) ACCRUED INTEREST	3,008,147	2,635,469
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	2,960,950	(78,654)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(301,464)	148,724
50040040	+ (-) OTHER ITEMS	849,603	380,317
50050000	CASH FLOW BEFORE INCOME TAX	18,147,528	14,705,160
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	6,265,406	(3,673,125)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	3,554,859	4,949,270
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(760,210)	(1,343,668)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	9,771,784	(1,725,177)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,604,821	2,727,389
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,423,230)	(6,633,008)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(3,482,618)	(1,647,931)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	24,412,934	11,032,035
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(19,737,476)	(6,901,067)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	0	(9,042)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(10,094,752)	(5,716,406)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	114,342	362,081
50080050	(-) TEMPORARY INVESTMENTS	(232,080)	(1,687,446)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	507,196	387,734
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(156,062)	(227,230)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(9,876,120)	(10,758)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(4,271,324)	11,151,727
50090010	+ BANK FINANCING	1,968,976	200,000
50090020	+ STOCK MARKET FINANCING	4,990,141	18,399,391
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(6,747,124)	(146,013)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(195,774	(208,778)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,084,192)	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(2,912,655)	(2,501,177)
50090120	(-) REPURCHASE OF SHARES	(745,824)	0
50090130	+ (-) OTHER ITEMS	455,128	(4,591,696)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	404,134	15,282,695
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	32,670	(12,080)
50120000	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	29,729,350	16,692,033
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	30,166,154	31,962,648

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-25,724	-25,724

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-733,584	0	0	0	0	0	0	-733,584	0	-733,584

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,248,005	0	0	0	0	-134,104	0	1,113,901	594	1,114,495

COMPREHENSIVE INCOME	0	0	0	0	0	0	3,065,452	520,331	3,585,783	756,759	4,342,542

BALANCE AT JUNE 30, 2014	4,978,126	-12,334,027	15,889,819	0	0	2,139,007	57,690,227	3,914,382	72,277,534	10,999,628	83,277,162
BALANCE AT JANUARY 1, 2015	4,978,126	-12,647,475	15,889,819	0	0	2,139,007	60,766,437	5,679,063	76,804,977	11,110,104	87,915,081

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-7,702	-1,091,894

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	-95,500	-95,500

REPURCHASE OF SHARES	0	-745,824	0	0	0	0	0	0	-745,824	0	-745,824

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,491,355	0	0	0	0	-203,586	0	1,287,769	55	1,287,824

COMPREHENSIVE INCOME	0	0	0	0	0	0	2,782,177	694,492	3,476,669	794,521	4,271,190

BALANCE AT JUNE 30, 2015	4,978,126	-11,901,944	15,889,819	0	0	2,139,007	62,260,836	6,373,555	79,739,399	11,801,478	91,540,877

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02 YEAR: 2015
GRUPO TELEVISA, S.A.B.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED Final Printing

MEXICO CITY, D.F., JULY 6, 2015—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR SECOND-QUARTER 2015. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED JUNE 30, 2015 AND 2014, IN MILLIONS OF MEXICAN PESOS:

NET SALES

NET SALES INCREASED BY 8.5% TO PS.20,985.7 MILLION IN SECOND-QUARTER 2015 COMPARED WITH PS.19,344.4 MILLION IN SECOND-QUARTER 2014. THIS INCREASE WAS MAINLY ATTRIBUTABLE TO REVENUE GROWTH IN TELECOMMUNICATIONS AND SKY SEGMENTS. OPERATING SEGMENT INCOME INCREASED BY 6.6% IN SECOND-QUARTER 2015 REACHING PS.8,545.6 MILLION WITH A MARGIN OF 39.8% COMPARED WITH PS.8,015.8 MILLION WITH A MARGIN OF 40.7% IN SECOND-QUARTER 2014.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY DECREASED TO PS.1,328.7 MILLION IN SECOND-QUARTER 2015 COMPARED TO PS.2,211.6 MILLION IN SECOND-QUARTER 2014. THE NET DECREASE OF PS.882.9 MILLION REFLECTED (I) A PS.907.1 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION; (II) A PS.523.5 MILLION INCREASE IN FINANCE EXPENSE, NET; (III) A PS.146.4 MILLION INCREASE IN OTHER EXPENSE, NET; AND (IV) A PS.79.4 MILLION DECREASE IN SHARE OF INCOME OF JOINT VENTURES AND ASSOCIATES, NET. THESE UNFAVORABLE VARIANCES WERE PARTIALLY COMPENSATED BY (I) A PS.407.0 MILLION INCREASE IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION; AND (II) A PS.356.3 MILLION DECREASE IN INCOME TAXES.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER CONSOLIDATED RESULTS ENDED JUNE 30, 2015 AND 2014, FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR 2015 AND 2014 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

SECOND-QUARTER SALES DECREASED BY 7.9% TO PS.7,923.0 MILLION COMPARED WITH PS.8,605.6 MILLION IN SECOND-QUARTER 2014.

ADVERTISING

ADVERTISING REVENUE DECREASED BY 16.4% TO PS.5,238.5 MILLION COMPARED WITH PS.6,264.7 MILLION IN SECOND-QUARTER 2014. SECOND-QUARTER 2015 RESULTS ARE NOT DIRECTLY COMPARABLE TO THOSE IN SECOND-QUARTER 2014 AS A RESULT OF (I) THE TRANSMISSION OF THE 2014 WORLD CUP DURING SECOND-QUARTER 2014; (II) TELEVISA´S OBLIGATION TO PROVIDE POLITICAL PARTIES AN IMPORTANT PART OF OUR ADVERTISING INVENTORY, FREE OF CHARGE, AS A RESULT OF THE ELECTORAL CAMPAIGNS IN MEXICO DURING THE QUARTER; AND (III) THE ABSENCE OF OUR TRANSMISSION OF KEY SOCCER MATCHES DURING THE QUARTER.

NETWORK SUBSCRIPTION REVENUE

SECOND-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 27.1% TO PS.854.1 MILLION COMPARED WITH PS.672.0 MILLION IN SECOND-QUARTER 2014. THE GROWTH WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, BOTH IN MEXICO AND LATIN AMERICA AND TO A LESSER EXTENT A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED REVENUES. DURING THE QUARTER, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT SEVERAL OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES. 10 OF THE TOP 30 PAY-TV NETWORKS IN MEXICO WERE PRODUCED BY TELEVISA INCLUDING 5 OF THE TOP 10 GENERAL ENTERTAINMENT NETWORKS, 3 OF THE TOP 6 MOVIE NETWORKS, THE THIRD RATED SPORTS NETWORK AND 3 OF THE TOP 4 MUSIC NETWORKS.

LICENSING AND SYNDICATION

SECOND-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 9.7% TO PS.1,830.4 MILLION COMPARED WITH PS.1,668.9 MILLION IN SECOND-QUARTER 2014. THE INCREASE IS EXPLAINED MAINLY BY A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED REVENUES. SECOND-QUARTER ROYALTIES FROM UNIVISION DECREASED BY 10.8% TO US$75.0 MILLION IN SECOND-QUARTER 2015 FROM US$84.0 MILLION IN SECOND-QUARTER 2014 AS A RESULT OF UNIVISION´S TRANSMISSION OF THE 2014 WORLD CUP IN SECOND-QUARTER 2014. THE OTHER REVENUE COMPONENTS OF LICENSING AND SYNDICATION, ROYALTIES FROM NETFLIX AND EXPORTS TO THE REST OF THE WORLD, REMAINED RELATIVELY STABLE.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED BY 14.6% TO PS.3,378.5 MILLION COMPARED WITH PS.3,957.5 MILLION IN SECOND-QUARTER 2014. THE MARGIN WAS 42.6%. THE DROP IN THE MARGIN OF 340 BASIS POINTS FROM THE SAME QUARTER LAST YEAR IS MAINLY EXPLAINED BY THE DECREASE IN OUR ADVERTISING REVENUES.

SKY

SECOND-QUARTER SALES INCREASED BY 9.0% TO PS.4,724.5 MILLION COMPARED WITH PS.4,333.1 MILLION IN SECOND-QUARTER 2014. THE INCREASE WAS DRIVEN BY ACCELERATED GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 120,582 DURING THE QUARTER TO 6,887,428 AS OF JUNE 30, 2015, COMPARED WITH 6,357,552 AS OF JUNE 30, 2014. SKY ENDED THE QUARTER WITH 190,785 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED BY 9.2% TO PS.2,273.9 MILLION COMPARED WITH PS.2,082.0 MILLION IN SECOND-QUARTER 2014, AND THE MARGIN WAS 48.1%, PRACTICALLY FLAT FROM THE SAME QUARTER LAST YEAR.

TELECOMMUNICATIONS

SECOND-QUARTER SALES INCREASED BY 43.8% TO PS.6,909.7 MILLION COMPARED WITH PS.4,803.7 MILLION IN SECOND-QUARTER 2014 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS AND THE CONSOLIDATION, FOR THE FULL QUARTER, OF PS.1,598.5 MILLION OF REVENUES FROM CABLECOM AND TELECABLE (ALSO REFERRED TO AS CABLEVISIÓN RED). EXCLUDING CABLECOM AND TELECABLE, SECOND-QUARTER SALES FROM OUR CABLE AND NETWORK OPERATIONS INCREASED BY 10.6%.

VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, GREW 61.1% AND 49.3% COMPARED WITH SECOND-QUARTER 2014, RESPECTIVELY, AND VIDEO RGUS GREW 52.4%. EXCLUDING THE ACQUISITION OF CABLECOM AND TELECABLE, VOICE AND DATA RGUS, GREW 35.2% AND 23.5% COMPARED WITH SECOND-QUARTER 2014, RESPECTIVELY, WHILE VIDEO RGUS GREW BY 4.2%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF RGUS PER SERVICE TYPE FOR OUR TELECOMMUNICATIONS SEGMENTS AS OF JUNE 30, 2015 AND 2014:

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2015 AMOUNTED TO 3,916,512, 2,748,401 AND 1,595,761, RESPECTIVELY, A TOTAL OF 8,260,674 RGUS.

THE RGUS  OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2014 AMOUNTED TO 2,570,599, 1,840,348 AND 990,785, RESPECTIVELY, A TOTAL OF 5,401,732 RGUS.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED BY 55.4% TO PS.2,764.2 MILLION COMPARED WITH PS.1,778.2 MILLION IN SECOND-QUARTER 2014, AND THE MARGIN WAS 40.0%, AN INCREASE OF 300 BASIS POINTS FROM THE SAME QUARTER LAST YEAR. THESE RESULTS PRIMARILY REFLECTED THE CONSOLIDATION OF CABLECOM AND TELECABLE, WHICH CONTRIBUTED WITH PS.758.8 MILLION TO OPERATING SEGMENT INCOME, CONTINUED GROWTH IN THE CABLE PLATFORMS AND BESTEL, AND LOWER LONG DISTANCE COSTS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE INCREASE IN MAINTENANCE COSTS, PROGRAMMING COSTS, MARKETING AND ADVERTISING EXPENSES, LEASING EXPENSES, AND PERSONNEL COSTS AND EXPENSES DURING THE QUARTER. EXCLUDING CABLECOM AND TELECABLE, OPERATING SEGMENT INCOME INCREASED BY 12.8%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR CABLE AND NETWORK OPERATIONS FOR SECOND-QUARTER 2015 AND 2014.

OUR CABLE OPERATIONS INCLUDE THE VIDEO, VOICE AND DATA SERVICES PROVIDED BY CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM AND TELECABLE. OUR NETWORK OPERATIONS INCLUDE THE SERVICES OFFERED BY BESTEL AND THE NETWORK OPERATIONS OF CABLECOM:

THE REVENUES IN SECOND-QUARTER 2015 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.5,912.4 MILLION AND PS.1,222.8 MILLION, RESPECTIVELY.

THE REVENUES IN SECOND-QUARTER 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.4,059.6 MILLION AND PS.835.7 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME IN SECOND-QUARTER 2015 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.2,372.4 MILLION AND PS.473.1 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME IN SECOND-QUARTER 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.1,652.2 MILLION AND PS.293.7 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.225.5 MILLION AND PS.91.6 MILLION IN REVENUES IN THE SECOND-QUARTER 2015 AND THE SECOND-QUARTER 2014, RESPECTIVELY, OR PS.81.3 MILLION AND PS.167.7 MILLION IN OPERATING SEGMENT INCOME IN THE SECOND-QUARTER 2015 AND THE SECOND-QUARTER 2014, RESPECTIVELY, WHICH ARE INCLUDED IN THE CONSOLIDATED RESULTS OF THE TELECOMMUNICATIONS SEGMENT.

THE OPERATING SEGMENT INCOME IN THE SECOND-QUARTER 2015 INCLUDES CERTAIN EXPENSES PREVIOUSLY INCLUDED IN THE CONSOLIDATION ADJUSTMENTS FIGURE AS REPORTED IN SECOND-QUARTER OF 2014, WHICH AMOUNTED TO PS.91.4 MILLION IN THAT PERIOD. THESE EXPENSES ARE BETTER ACCOUNTED FOR AS OPERATING EXPENSES AS THEY ARE RELATED TO THE MANAGEMENT STRUCTURE CREATED TO LEAD IN THE EXPANSION AND INTEGRATION OF TELEVISA´S TELECOMMUNICATIONS OPERATIONS.

OTHER BUSINESSES

SECOND-QUARTER SALES DECREASED BY 2.6% TO PS.1,896.5 MILLION COMPARED WITH PS.1,946.9 MILLION IN SECOND-QUARTER 2014. BUSINESSES THAT PERFORMED WELL INCLUDE GAMING AND SOCCER. THE GAMING BUSINESS BENEFITED FROM AN INCREASE IN THE NUMBER OF ELECTRONIC GAMING MACHINES, WHILE THE SOCCER BUSINESS BENEFITED FROM HIGHER ADVERTISING REVENUES AND TICKET SALES. THIS EFFECT WAS MORE THAN COMPENSATED BY LOWER REVENUES IN OUR PUBLISHING, RADIO, PUBLISHING DISTRIBUTION, AND FEATURE-FILM DISTRIBUTION BUSINESSES.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED BY 34.9% TO PS.129.0 MILLION COMPARED WITH PS.198.1 MILLION IN SECOND-QUARTER 2014, REFLECTING I) A DECREASE IN THE OPERATING SEGMENT INCOME OF OUR PUBLISHING AND RADIO BUSINESSES; AND II) A LARGER OPERATING SEGMENT LOSS IN OUR SOCCER BUSINESS. THIS EFFECT WAS PARTIALLY COMPENSATED BY AN INCREASE IN THE OPERATING SEGMENT INCOME OF OUR GAMING AND FEATURE-FILM DISTRIBUTION BUSINESSES, AS WELL AS A SMALLER OPERATING SEGMENT LOSS IN OUR PUBLISHING DISTRIBUTION BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE SECOND-QUARTER 2015 AND 2014 AMOUNTED TO PS.468.0 MILLION AND PS.344.9 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSE INCREASED BY PS.122.8 MILLION, OR 31.4%, TO PS.514.2 MILLION IN SECOND-QUARTER 2015, FROM PS.391.4 MILLION IN SECOND-QUARTER 2014. THE INCREASE REFLECTED PRIMARILY A HIGHER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN SECOND-QUARTER 2015 AND 2014 AMOUNTED TO PS.325.0 MILLION AND PS.224.4 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.146.4 MILLION TO PS.197.8 MILLION IN SECOND-QUARTER 2015, FROM PS.51.4 MILLION IN SECOND-QUARTER 2014. THIS INCREASE REFLECTED PRIMARILY A HIGHER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AS WELL AS A NON-RECURRENT SEVERANCE EXPENSE IN CONNECTION WITH DISMISSALS OF PERSONNEL IN OUR OTHER BUSINESSES AND TELECOMMUNICATIONS SEGMENTS.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE (INCOME), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED JUNE 30, 2015 AND 2014:

THE FINANCE EXPENSE, NET, INCREASED BY PS.523.5 MILLION, OR 42.3%, TO PS.1,760.7 MILLION IN SECOND-QUARTER 2015 FROM PS.1,237.2 MILLION IN SECOND-QUARTER 2014. THIS INCREASE REFLECTED PRIMARILY (I) A PS.659.9 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.683.9 MILLION IN SECOND-QUARTER 2015 COMPARED WITH PS.24.0 MILLION IN SECOND-QUARTER 2014, RESULTING PRIMARILY FROM AN 2.9% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN SECOND-QUARTER 2015 COMPARED WITH A 0.4% APPRECIATION IN SECOND-QUARTER 2014; AND (II) A PS.134.3 MILLION INCREASE IN INTEREST EXPENSE TO PS.1,530.4 MILLION IN SECOND-QUARTER 2015 COMPARED WITH PS.1,396.1 MILLION IN SECOND-QUARTER 2014, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN SECOND-QUARTER 2015. THESE UNFAVORABLE VARIANCES WERE PARTIALLY COMPENSATED BY (I) A PS.241.1 MILLION CHANGE IN OTHER FINANCE EXPENSE, NET, TO OTHER FINANCE INCOME, NET, RESULTING PRIMARILY FROM A FAVORABLE CHANGE IN FAIR VALUE OF THE EMBEDDED DERIVATIVE IN CONVERTIBLE DEBENTURES ISSUED BY BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION COMMUNICATIONS INC. (“UNIVISION”); AND (II) A PS.29.6 MILLION INCREASE IN INTEREST INCOME TO PS.320.2 MILLION IN SECOND-QUARTER 2015 COMPARED WITH PS.290.6 MILLION IN SECOND-QUARTER 2014, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN SECOND-QUARTER 2015.

SHARE OF INCOME OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF INCOME OF JOINT VENTURES AND ASSOCIATES, NET, DECREASED BY PS.79.4 MILLION, OR 61.2%, TO PS.50.4 MILLION IN SECOND-QUARTER 2015 FROM PS.129.8 MILLION IN SECOND-QUARTER 2014. THIS DECREASE REFLECTED PRIMARILY A LOWER SHARE OF INCOME OF BMP.

INCOME TAXES

INCOME TAXES DECREASED BY PS.356.3 MILLION, OR 31.9%, TO PS.761.2 MILLION IN SECOND-QUARTER 2015 COMPARED WITH PS.1,117.5 MILLION IN SECOND-QUARTER 2014. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS DECREASED BY PS.10.2 MILLION, OR 2.4%, TO PS.420.7 MILLION IN SECOND-QUARTER 2015, COMPARED WITH PS.430.9 MILLION IN SECOND-QUARTER 2014. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY AND OTHER BUSINESSES SEGMENTS, WHICH WAS PARTIALLY COMPENSATED BY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR TELECOMMUNICATIONS SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES

DURING SECOND-QUARTER 2015, WE INVESTED APPROXIMATELY US$371.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES. THESE CAPITAL EXPENDITURES INCLUDE APPROXIMATELY US$259.5 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, US$82.0 MILLION FOR OUR SKY SEGMENT, AND US$30.1 MILLION FOR OUR CONTENT AND OTHER BUSINESSES SEGMENTS.

IN MAY 2015, OUR SKY SEGMENT LAUNCHED SATELLITE SKYM-1, THE FIRST SATELLITE OWNED-AND-OPERATED BY SKY. SKYM-1, WHICH HAS 24 TRANSPONDERS AND AN ESTIMATED USEFUL LIFE OF 15 YEARS, WILL PROVIDE DIRECT-TO-HOME BROADCAST SERVICES TO MEXICO, CENTRAL AMERICA AND THE CARIBBEAN ALLOWING SKY TO EXPAND CAPACITY AND BRING TO THE MARKETS IT SERVES THE MOST COMPREHENSIVE HIGH-DEFINITION CHANNEL OFFERING.

UNIVISION

ON JULY 2, WE ANNOUNCED THAT, TOGETHER WITH UNIVISION'S MAJOR SHAREHOLDERS, WE ENTERED INTO A MEMORANDUM OF UNDERSTANDING AND AN AMENDMENT TO OUR EXISTING PROGRAM LICENSING AGREEMENT. THE TERMS AND CONDITIONS ARE OUTLINED IN OUR JOINT PRESS RELEASE ISSUED ON THAT DAY.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.84,858.1 MILLION AND PS.80,997.6 MILLION AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.77.8 MILLION AND PS.337.1 MILLION, RESPECTIVELY. AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, TOTAL DEBT IS PRESENTED NET OF FINANCE COSTS IN THE AMOUNT OF PS.1,238.2 MILLION AND PS.1,268.8 MILLION, RESPECTIVELY, AND DOES NOT INCLUDE RELATED ACCRUED INTEREST PAYABLE IN THE AMOUNT OF PS.1,023.6 MILLION AND PS.974.9 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.5,611.2 MILLION AND PS.5,309.6 MILLION AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.476.0 MILLION AND PS.502.2 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2015, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.43,433.2 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF JUNE 30, 2015, AMOUNTED TO PS.6,098.6 MILLION.

IN MAY 2015, WE CONCLUDED AN OFFERING OF PS.5,000 MILLION AGGREGATE PRINCIPAL AMOUNT OF LOCAL BONDS (CERTIFICADOS BURSÁTILES) DUE 2022 WITH AN ANNUAL INTEREST RATE OF THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE OR TIIE PLUS 0.35%, REGISTERED WITH THE MEXICAN BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES).

DURING THE FIRST HALF OF 2015, OUR TVI TELECOMMUNICATIONS BUSINESS REFINANCED AN OUTSTANDING LONG-TERM LOAN IN THE PRINCIPAL AMOUNT OF PS.722 MILLION, WITH AN ORIGINAL MATURITY IN 2016, AND INCURRED ADDITIONAL LONG-TERM DEBT IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.750 MILLION. THE REFINANCED AND ADDITIONAL LONG-TERM DEBT OF TVI HAVE MATURITIES BETWEEN 2019 AND 2022, WITH AN ANNUAL INTEREST RATE OF THE 28-DAY TIIE PLUS A RANGE BETWEEN 130 AND 140 BASIS POINTS.

ON JUNE 29, 2015, WE PREPAID PESO-DENOMINATED LONG-TERM LOANS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.5,100 MILLION WITH ORIGINAL MATURITIES BETWEEN 2016 AND 2021, INCLUDING PS.3,500 MILLION LONG-TERM LOANS OF OUR SKY SEGMENT. THE AGGREGATE AMOUNT PAID BY US IN CONNECTION WITH THIS PREPAYMENT AMOUNTED TO PS.5,466 MILLION, WHICH INCLUDED RELATED ACCRUED INTEREST, THE SETTLEMENT OF A DERIVATIVE CONTRACT AND FEES.

DIVIDEND

IN APRIL 2015, OUR STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L” SHARES, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN JUNE 2015 IN THE AGGREGATE AMOUNT OF PS.1,084.2 MILLION.

SHARES OUTSTANDING

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, OUR SHARES OUTSTANDING AMOUNTED TO 338,543.7 MILLION AND 338,056.2 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,893.5 MILLION AND 2,889.4 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 578.7 MILLION AND 577.9 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 25 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO PARTICIPATES IN MEXICO´S TELECOMMUNICATIONS INDUSTRY IN MANY REGIONS OF THE COUNTRY WHERE IT OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 36% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN UNIVISION HOLDINGS INC. (FORMERLY, BROADCASTING MEDIA PARTNERS, INC.), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:

   BARCLAYS
   BBVA BANCOMER
   BTG PACTUAL
   CREDIT SUISSE
   GABELLI & CO.
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   INVEX
   ITAÚ SECURITIES
   JPMORGAN
   MAXIM GROUP
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SANTANDER
   SCOTIABANK
   UBS

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02 YEAR: 2015
GRUPO TELEVISA, S.A.B.
FINANCIAL STATEMENT NOTES
CONSOLIDATED Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
(IN THOUSANDS OF MEXICAN PESOS)

1.          BASIS OF PREPARATION AND ACCOUNTING POLICIES:

    THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, ARE UNAUDITED, AND HAVE BEEN PREPARED IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED HEREIN.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF JUNE 30, 2015.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON JULY 3, 2015, BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, CONSISTED OF:

	2015		2014
BUILDINGS	PS.	8,471,529	PS.	8,464,531
BUILDING IMPROVEMENTS		287,555		339,828
TECHNICAL EQUIPMENT		87,606,164		79,921,698
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		968,675		907,006
TRANSPORTATION EQUIPMENT		2,441,470		2,054,309
COMPUTER EQUIPMENT		6,191,021		5,962,735
LEASEHOLD IMPROVEMENTS		1,730,193		1,641,527
		115,566,099		107,161,126
ACCUMULATED DEPRECIATION		(62,675,401)		(57,539,568)
		52,890,698		49,621,558
LAND		4,642,202		4,627,984
CONSTRUCTION AND PROJECTS IN PROGRESS		10,369,380		7,759,966
	PS.	67,902,280	PS.	62,009,508
   DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, WAS PS.5,837,401 AND PS.4,824,195, RESPECTIVELY.

    DURING THE SIX MONTHS ENDED JUNE 30, 2015, THE GROUP INVESTED PS.10,305,450 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.         DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 WERE AS FOLLOWS:

	2015		2014
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	7,827,619	PS.	7,357,713
6.625% SENIOR NOTES DUE 2025 (A)		9,043,123		8,464,108
8.50% SENIOR NOTES DUE 2032 (A)		4,678,736		4,397,923
6.625% SENIOR NOTES DUE 2040 (A)		9,261,125		8,698,080
5% SENIOR NOTES DUE 2045 (A)		15,188,410		14,246,853
TOTAL U.S. DOLLAR DEBT		45,999,013		43,164,677

MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,962,383		9,958,857
TIIE + 0.35% NOTES DUE 2021 (B) TIIE + 0.35 NOTES DUE 2022 (B)		5,987,932 4,988,079		5,986,897 -
8.49% SENIOR NOTES DUE 2037 (A)		4,484,109		4,483,747
7.25% SENIOR NOTES DUE 2043 (A)		6,433,883		6,432,698

BANK LOANS		4,777,767		5,874,843
BANK LOANS (SKY)		-		3,500,000
BANK LOANS (TVI)		2,224,957		1,595,932
TOTAL MEXICAN PESO DEBT		38,859,110		37,832,974
TOTAL DEBT (C)		84,858,123		80,997,651
LESS: SHORT-TERM DEBT AND CURRENT
PORTION OF LONG-TERM DEBT		77,807		337,148
LONG-TERM DEBT, NET OF CURRENT PORTION	PS.	84,780,316	PS.	80,660,503
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	PS.	4,566,244	PS.	4,401,423
OTHER		1,044,996		908,122
TOTAL FINANCE LEASE OBLIGATIONS		5,611,240		5,309,545
LESS: CURRENT PORTION		476,011		502,166
FINANCE LEASE OBLIGATIONS, NET OF CURRENT
PORTION	PS.	5,135,229	PS.	4,807,379

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% AND 5.26% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2045 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SEC AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES” OR “CNBV”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY FOR NOTES DUE 2020 AND EVERY 28 DAYS FOR NOTES DUE 2021 AND 2022. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2020, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2021 AND 2022, IN WHOLE OR IN PART, AT ANY DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND AN AVERAGE PRICE CALCULATED FROM PRICES TO BE PROVIDED AT THE REDEMPTION DATE BY TWO MEXICAN FINANCIAL PRICING COMPANIES. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, IN THE AGGREGATE AMOUNT OF PS.1,238,181 AND PS.1,268,856, RESPECTIVELY.

    IN JANUARY 2015, THE GROUP PREPAID THE PRINCIPAL AMOUNT AND RELATED ACCRUED INTEREST OF A PESO-DENOMINATED LONG-TERM BANK LOAN PREVIOUSLY ENTERED INTO BY TELECABLE, THE TELECOMMUNICATIONS COMPANY ACQUIRED BY THE GROUP IN JANUARY 2015, IN THE AGGREGATE AMOUNT OF PS.507,362. THIS PREPAYMENT WAS FUNDED PRIMARILY WITH CASH PROVIDED BY A LONG-TERM BANK LOAN ARRANGED BY THE COMPANY WITH A MEXICAN BANK IN THE PRINCIPAL AMOUNT OF PS.500,000, WITH A MATURITY IN 2016, AND  ANNUAL INTEREST OF THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE (“TASA DE INTERÉS INTERBANCARIA DE EQUILIBRIO” OR “TIIE”) PLUS A RANGE BETWEEN 0 AND 80 BASIS POINTS.

    IN MAY 2015, THE COMPANY CONCLUDED AN OFFERING OF PS.5,000,000 AGGREGATE PRINCIPAL AMOUNT OF LOCAL BONDS (“CERTIFICADOS BURSÁTILES”) DUE 2022  WITH AN ANNUAL INTEREST RATE OF THE 28-DAY TIIE PLUS 35 BASIS POINTS, WHICH WAS REGISTERED WITH THE CNBV.

    DURING THE FIRST HALF OF 2015, TVI REFINANCED AN OUTSTANDING LONG-TERM LOAN IN THE PRINCIPAL AMOUNT OF PS.722,020, WITH AN ORIGINAL MATURITY IN 2016, AND INCURRED ADDITIONAL LONG-TERM DEBT IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.750,000. THE REFINANCED AND ADDITIONAL LONG-TERM DEBT OF TVI MATURES IN 2019 (PS.250,000), 2020 (PS.250,000) AND 2022 (PS.972,020) WITH AN ANNUAL INTEREST RATE OF THE 28-DAY TIIE PLUS A RANGE BETWEEN 130 AND 140 BASIS POINTS, WHICH IS PAYABLE ON A MONTHLY BASIS.

    IN JUNE 2015, THE COMPANY AND SKY PREPAID PESO-DENOMINATED LONG-TERM BANK LOANS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,600,000 AND PS.3,500,000, RESPECTIVELY, WITH ORIGINAL PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE AGGREGATE AMOUNT PAID BY THE COMPANY AND SKY AMOUNTED TO PS.1,814,312 AND PS.3,651,712, RESPECTIVELY, WHICH INCLUDED RELATED ACCRUED INTEREST, THE SETTLEMENT OF A RELATED DERIVATIVE CONTRACT, AND FEES. THE PREPAYMENT OF SKY WAS FUNDED PRIMARILY BY A LONG-TERM LOAN MADE BY THE COMPANY IN THE PRINCIPAL AMOUNT OF PS.3,500,000, WITH A MATURITY IN 2022, AND AN ANNUAL INTEREST RATE OF 7.38%, WHICH IS PAYABLE ON A MONTHLY BASIS.

4.        CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

   THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, IS PRESENTED AS FOLLOWS:

	2015		2014
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		61,617,666		57,518,539
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		6,373,555		5,679,063
SHARES REPURCHASED		(11,901,944)		(12,647,475)
NET INCOME FOR THE PERIOD		2,782,177		5,386,905
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	79,739,399	PS.	76,804,977

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

    AS OF JUNE 30, 2015, THE NUMBER OF SHARES ISSUED, ACQUIRED BY A COMPANY’S TRUST AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	ACQUIRED BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	7,848,847,233	115,425,114,192
SERIES “B” SHARES	58,982,873,976	5,628,391,433	53,354,482,543
SERIES “D” SHARES	90,086,525,865	5,204,452,769	84,882,073,096
SERIES “L” SHARES	90,086,525,865	5,204,452,769	84,882,073,096
	362,429,887,131	23,886,144,204	338,543,742,927

AS OF JUNE 30, 2015, THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY’S TRUST (2)	17,397,741,933	6,488,402,271	23,886,144,204		10,691,461
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,210,483
	17,397,741,933	6,488,402,271	23,886,144,204	PS.	11,901,944

(1)	DURING THE SIX MONTHS ENDED JUNE 30, 2015 THE COMPANY DID NOT REPURCHASE ANY COMPANY’S SHARES IN THE FORM OF CPOS.

(2)
DURING THE SIX MONTHS ENDED JUNE 30, 2015, THE TRUST FOR THE LONG-TERM RETENTION PLAN ACQUIRED 2,345,553,522 SHARES OF THE COMPANY, IN THE FORM OF 20,047,466 CPOS, IN THE AMOUNT OF PS.2,105,579 AND RELEASED 2,471,401,647 SHARES IN THE FORM OF 21,123,091 CPOS AND 361,676,601 SERIES “A” SHARES, IN THE AGGREGATE AMOUNT OF PS.848,883 IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE OF PS.549,427 AND PS.395,997 AS CONSOLIDATED ADMINISTRATIVE EXPENSE FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, RESPECTIVELY, OF WHICH THE AMOUNT OF PS.541,944 AND PS.380,317 WAS CREDITED IN CONSOLIDATED EQUITY FOR THOSE PERIODS, RESPECTIVELY.

6.         FINANCE (EXPENSE) INCOME, NET:

FINANCE (EXPENSE) INCOME, NET FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, INCLUDED:
	2015		2014
INTEREST EXPENSE	PS.	(3,008,147)	PS.	(2,635,469)
FOREIGN EXCHANGE LOSS, NET		(1,550,784)		(132,780)
OTHER FINANCE EXPENSE, NET (1)		-		(148,724)
FINANCE EXPENSE		(4,558,931)		(2,916,973)
INTEREST INCOME (2)		635,742		562,016
OTHER FINANCE INCOME, NET (1)		301,464		-
FINANCE INCOME		937,206		562,016
FINANCE EXPENSE, NET	PS.	(3,621,725)	PS.	(2,354,957)

(1)  THIS LINE ITEM INCLUDED A GAIN (LOSS) IN CHANGE OF FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.418,197 AND PS.(43,883) FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, RESPECTIVELY.

(2)  THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AGGREGATE AMOUNT OF PS.131,344 FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND ARES IN THE AGGREGATE AMOUNT OF PS.282,913 FOR THE SIX MONTHS ENDED JUNE 30, 2014.

7.         INCOME TAXES:

   THE EFFECTS OF INCOME TAX PAYABLE AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, IN CONNECTION WITH THE 2014 MEXICAN TAX REFORM, WAS AS FOLLOWS:
	2015		2014
TAX LOSSES OF SUBSIDIARIES, NET	PS.	6,566,739	PS.	6,900,765
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		6,122		6,122
		6,572,861		6,906,887
LESS: CURRENT PORTION		366,463		358,117
NON-CURRENT PORTION	PS.	6,206,398	PS.	6,548,770

THE EFFECTS OF INCOME TAX PAYABLE AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, WAS AS FOLLOWS:

	2015		2014
TAX LOSSES OF SUBSIDIARIES, NET	PS.	72,374	PS.	177,918
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		-		-
		72,374		177,918
LESS: CURRENT PORTION		47,639		98,563
NON-CURRENT PORTION	PS.	24,735	PS.	79,355

    AS A RESULT OF THE 2014 TAX REFORM, THE COMPANY IS NO LONGER ALLOWED TO CONSOLIDATE INCOME OR LOSS OF ITS MEXICAN SUBSIDIARIES FOR INCOME TAX PURPOSES. AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, CURRENT INCOME TAX ASSETS AND LIABILITIES AND DEFERRED INCOME TAX ASSETS AND LIABILITIES OF MEXICAN COMPANIES IN THE GROUP ARE REPORTED ON A SEPARATE TAXABLE ENTITY BASIS.

    THE DEFERRED INCOME TAXES AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, WERE PRINCIPALLY DERIVED FROM:

	2015		2014
ASSETS:
ACCRUED LIABILITIES	PS.	1,465,581	PS.	1,284,458
ALLOWANCE FOR DOUBTFUL ACCOUNTS		917,269		917,269
CUSTOMER ADVANCES		2,095,666		2,186,836
PREPAID EXPENSES AND OTHER ITEMS		468,876		297,836
LIABILITIES:
INVESTMENTS		(358,033)		(443,538)
PROPERTY, PLANT AND EQUIPMENT, NET		(189,617)		(202,002)
DERIVATIVE FINANCIAL INSTRUMENTS		(22,571)		(152,491)
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		(2,784,127)		(2,961,129)
DEFERRED INCOME TAXES OF MEXICAN COMPANIES		1,593,044		927,239
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		200,410		200,410
ASSET TAX		435,265		435,265
TAX LOSS CARRYFORWARDS		6,754,354		6,754,354
DEFERRED INCOME TAX ASSET, NET	PS.	8,983,073	PS.	8,317,268

8.         SEGMENT INFORMATION AND SEASONALITY:

INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME
2015:
CONTENT	PS.	14,943,921	PS.	515,162	PS.	14,428,759	PS.	5,987,514
SKY		9,346,187		81,652		9,264,535		4,422,971
TELECOMMUNICATIONS (1)		13,624,111		73,087		13,551,024		5,421,989
OTHER BUSINESSES		3,815,096		214,320		3,600,776		350,569
SEGMENT TOTAL		41,729,315		884,221		40,845,094		16,183,043
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(884,221)		(884,221)		-		(924,708)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(6,955,893)
CONSOLIDATED TOTAL BEFORE OTHER INCOME		40,845,094		-		40,845,094		8,302,442	(2)
OTHER INCOME, NET		-		-		-		728,709
CONSOLIDATED TOTAL	PS.	40,845,094	PS.	-	PS.	40,845,094	PS.	9,031,151	(3)

2014:
CONTENT	PS.	15,247,374	PS.	527,217	PS.	14,720,157	PS.	6,357,667
SKY		8,532,357		6,934		8,525,423		4,029,676
TELECOMMUNICATIONS		9,404,308		55,371		9,348,937		3,405,420
OTHER BUSINESSES		3,734,428		60,491		3,673,937		302,704
SEGMENT TOTALS		36,918,467		650,013		36,268,454		14,095,467
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(650,013)		(650,013)		-		(698,867)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(5,332,323)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		36,268,454		-		36,268,454		8,064,277	(2)
OTHER EXPENSE, NET		-		-		-		(213,201)
CONSOLIDATED TOTAL	PS.	36,268,454	PS.	-	PS.	36,268,454	PS.	7,851,076	(3)

(1)
CABLECOM AND TELECABLE CONTRIBUTED TOTAL REVENUES AND SEGMENT INCOME TO THE GROUP’S TELECOMMUNICATIONS SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2015, IN THE AGGREGATE AMOUNT OF PS.3,144,000 AND PS.1,489,700, RESPECTIVELY, AS THE GROUP BEGAN TO CONSOLIDATE THE CABLECOM AND TELECABLE RESULTS OF OPERATIONS BEGINNING IN SEPTEMBER, 2014 AND JANUARY 2015, RESPECTIVELY (SEE NOTE (10).

(2)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(3)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

SEASONALITY

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2014 AND 2013, THE GROUP RECOGNIZED 30.0% AND 29.1%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

    THE CONSOLIDATED NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR EACH OF THE FOUR QUARTERS IN THE PERIOD ENDED JUNE 30, 2015, IS PRESENTED AS FOLLOWS:

QUARTER	QUARTER		ACCUMULATED
3ND / 14	PS.	(182,801)	PS.	2,882,651
4RD / 14		2,504,254		5,386,905
1ST / 15		1,453,445		1,453,445
2ND / 15		1,328,732		2,782,177

9.         DISPOSAL OF INVESTMENT IN GSF:

IN SEPTEMBER 2014, THE GROUP’S PARTNER IN GSF AGREED TO PURCHASE THE GROUP’S 50% EQUITY PARTICIPATION IN THE IUSACELL TELECOM BUSINESS AT A CASH PRICE OF U.S.$717 MILLION (PS.9,461,532). AS A RESULT OF THIS TRANSACTION, WHICH WAS SUBJECT TO CUSTOMARY CLOSING CONDITIONS AND REQUIRED REGULATORY APPROVALS, THE GROUP DISCONTINUED RECOGNIZING ITS SHARE IN INCOME OR LOSS OF GSF; AND RECOGNIZED A NON-CASH LOSS OF PS.4,168,468 IN CONSOLIDATED OTHER EXPENSE, AND AN ACCOUNT RECEIVABLE FOR THE AGREED SALE AMOUNT.  AS OF DECEMBER 31, 2014, THE RELATED ACCOUNT RECEIVABLE AMOUNTED TO U.S.$717 MILLION (PS.10,583,852). IN DECEMBER 2014, THE REQUIRED REGULATORY APPROVALS FOR THIS TRANSACTION WERE OBTAINED, AND IN JANUARY 2015, THE GROUP RECEIVED PROCEEDS IN THE AGGREGATE AMOUNT OF U.S.$717 MILLION (PS.10,632,393) IN CONNECTION WITH THE DISPOSAL OF ITS INVESTMENT IN GSF.

10.         ACQUISITIONS:

(A)   IN AUGUST 2014, THE GROUP ACQUIRED, PURSUANT TO APPLICABLE REGULATIONS AND THROUGH A SERIES OF TRANSACTIONS, ALL OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”) FOR AN AGGREGATE CONSIDERATION OF PS.15,847,661. THE GROUP BEGAN TO CONSOLIDATE THE NET ASSETS OF CABLECOM AS OF AUGUST 31, 2014, AND THEREFORE, THE GROUP’S CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2014, INCLUDED NET INCOME OF CABLECOM FOR THE FOUR MONTHS ENDED DECEMBER 31, 2014 (SEE NOTE 8).

(B)   IN JANUARY 2015, THE GROUP ACQUIRED, THROUGH A SERIES OF TRANSACTIONS, THE NET ASSETS OF CABLEVISIÓN RED, S.A. DE C.V. (“TELECABLE”) FOR AN AGGREGATE CONSIDERATION OF PS.10,001,838. TELECABLE IS A TELECOMMUNICATIONS COMPANY THAT PROVIDES VIDEO, DATA AND TELEPHONE SERVICES PRIMARILY IN SIX STATES OF MEXICO. IN CONNECTION WITH THIS ACQUISITION, THE GROUP RECOGNIZED AN EXCESS OF PURCHASE PRICE OVER THE CARRYING VALUE OF THE ACQUIRED NET ASSETS OF TELECABLE IN THE AGGREGATE AMOUNT OF PS.8,774,852,, WHICH CONSISTED PRIMARILY OF INTANGIBLE ASSETS, BASED ON A PRELIMINARY VALUATION AT THE ACQUISITION DATE. THE GROUP EXPECTS TO COMPLETE A FINAL PURCHASE PRICE ALLOCATION OF THIS TRANSACTION IN THE SECOND HALF OF 2015. THE GROUP BEGAN TO CONSOLIDATE THE NET ASSETS AND RESULTS OF OPERATIONS OF TELECABLE BEGINNING IN THE FIRST QUARTER OF 2015 (SEE NOTE 8).

11.         TRANSACTIONS WITH RELATED PARTIES:

(A)   IN THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.2,144,059 AND PS.1,950,076, RESPECTIVELY.

(B)  IN MARCH 2015, THE GROUP RECOGNIZED IN CONSOLIDATED OTHER INCOME, NET, A NON-RECURRING INCOME FROM UNIVISION IN THE AMOUNT OF U.S.$67.6 MILLION (PS.1,038,314), AS A RESULT OF THE EARLY TERMINATION OF A TECHNICAL ASSISTANCE AGREEMENT WITH UNIVISION.

12.          EVENTS AFTER THE REPORTING PERIOD:

ON JULY 2, 2015, UNIVISION HOLDINGS, INC. (“UNIVISION HOLDINGS”, FORMERLY BROADCASTING MEDIA PARTNERS, INC. OR BMP, THE CONTROLLING COMPANY OF UNIVISION) AND THE COMPANY ANNOUNCED THAT TOGETHER WITH MAJOR SHAREHOLDERS OF UNIVISION HOLDINGS, THEY HAD ENTERED INTO A MEMORANDUM OF UNDERSTANDING (“MOU”) AND THAT CERTAIN SUBSIDIARIES OF UNIVISION HOLDINGS AND THE COMPANY ENTERED INTO AN AMENDMENT TO THEIR EXISTING PROGRAM LICENSING AGREEMENT (THE “PLA AMENDMENT”).

UNDER THE PLA AMENDMENT, THE TERMS OF THE EXISTING STRATEGIC RELATIONSHIP BETWEEN UNIVISION HOLDINGS AND THE COMPANY HAVE BEEN AMENDED PRIMARILY (I) TO EXTEND THE TERM OF THE PLA FROM ITS CURRENT EXPIRATION DATE OF AT LEAST 2025 TO AT LEAST 2030; AND (II) TO ADJUST THE ROYALTY COMPUTATION OF THE PLA BY MAKING CERTAIN ADDITIONAL REVENUE SUBJECT TO THE ROYALTY IN EXCHANGE FOR CERTAIN ADJUSTMENTS TO THE ROYALTY RATE.

UNDER THE TERMS OF THE MOU, UNIVISION HOLDINGS, THE COMPANY AND THE MAJOR SHAREHOLDERS OF UNIVISION HOLDINGS AGREED (I) AN EQUITY CAPITALIZATION OF UNIVISION HOLDINGS BY WHICH, AMONG OTHER CONSIDERATIONS, THE COMPANY WILL HOLD COMMON STOCK WITH APPROXIMATELY 22% OF THE VOTING RIGHTS OF UNIVISION HOLDINGS COMMON STOCK AND THE RIGHT FOR THE COMPANY TO DESIGNATE A MINIMUM NUMBER OF DIRECTORS TO UNIVISION HOLDINGS BOARD OF DIRECTORS; AND (II) THE COMPANY WILL CONVERT U.S.$1,125 MILLION PRINCIPAL AMOUNT OF UNIVISION HOLDINGS DEBENTURES INTO WARRANTS THAT ARE EXERCISABLE FOR NEW CLASSES OF UNIVISION HOLDINGS COMMON STOCK, AND UNIVISION HOLDINGS HAS AGREED TO PAY THE COMPANY ON THE DATE OF CONVERSION, U.S.$135.1 MILLION AS A CASH CONSIDERATION FOR THE CONVERSION.
- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands in Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION,	PRODUCTION OF T.V. PROGRAMS
	S.A. DE C.V.	BROADCASTING OF T.V.	34,151,934	33.00	141,932	55,662
2	BROADCASTING MEDIA	PROMOTION AND/OR DEVELOPMENT OF
	PARTNERS, INC.	ENTERTAINMENT COMPANIES	842,850	7.81	2,584,818	3,441,647
3	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780
4	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	207
5	GRUPO DE TELECOMUNICACIONES DE
	ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	634,295
6	OCESA ENTRETENIMIENTO
	S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	885,196
7	OLLIN VFX, S.A.P.I. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.37	13,333	13,333
8	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	1,849	49.97	312	312
	TOTAL INVESTMENT IN ASSOCIATES				3,890,168	5,036,432

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NOT)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5			1,248,727	1,248,727
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	3,900	4,800	9,825	10,975
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	37,692	31,415	64,787	64,787	228,413
HSBC MÉXICO, S.A.	NO	7/4/2014	7/4/2019	TIIE+1.40						299,090
BANCO SANTANDER, S.A.	NO	9/29/2014	9/29/2016	TIIE+.65			1,780,708
BANCO SANTANDER, S.A.	NO	1/30/2015	9/29/2016	TIIE+.35			499,605
BANCO SANTANDER, S.A.	NO	3/12/2015	5/11/2021	TIIE+1.30						249,540
BANCO SANTANDER, S.A.	NO	1/8/2015	9/10/2019	TIIE+1.40						249,333
BANCO SANTANDER, S.A.	NO	1/8/2015	4/30/2022	TIIE+1.30			56,283	101,310	135,080	677,727
OTHER
TOTAL BANKS					41,592	36,215	3,659,935	1,425,799	363,493	1,475,690	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,484,109
NOTES	NO	10/14/2010	10/1/2020	7.38						9,962,383
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.62						6,433,883
NOTES	NO	4/7/2014	4/1/2021	TIIE+.35						5,987,932
NOTES	NO	5/11/2015	5/2/2022	TIIE+.35						4,988,079
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31										7,827,619
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												9,043,123
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												4,678,736
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												9,261,125
SENIOR NOTES	YES	5/13/2014	5/13/2045	5.26												15,188,410
SECURED					0	0	0	0	0	31,856,386	0	0	0	7,827,619	0	38,171,394
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015		1,253
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020		89,757		85,462	86,052	87,130	179,147
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	7/1/2014	8/1/2019		14,320	13,717	26,736	25,861	25,045	4,956
ALD AUTOMITIVE, S.A. DE C.V.	NO	12/1/2013	12/1/2015		3,033
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022		336		125	126	129	53
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	11/1/2014	7/1/2021		9,861	9,971	22,366	21,144	21,579
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	6/1/2015	1/1/2024		5,131	5,440	5,435	5,600	5,775	31,857
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								117,607	121,966	257,659	277,110	298,030	3,493,872
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								5,454
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021								27,371	1,490	21,930	22,748	23,630	74,728
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	5/29/2013	7/1/2017								1,661	2,056	4,320	608
CISCO SYSTEMS CAPITAL CORPORATION	NO	10/10/2012	8/27/2016								22,218	15,662	4,159
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022								6,034	1,673	3,098	3,161	3,231	11,883
TOTAL CURRENT AND NON-CURRENT
LIABILITIES WITH COST					123,691	29,12	140,124	138,783	139,658	216,497	180,345	142,847	291,166	303,627	324,891	3,580,483

SUPPLIERS
VARIOUS	NO	6/1/2015	6/30/2016			11,191,73
VARIOUS	YES	6/1/2015	6/30/2016									8,749,252
TOTAL SUPPLIERS					0	11,191,73	0	0	0	0	0	8,749,252	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					17,666,802	677	0	2,875	413,344
TRANSMISSION RIGHTS	NO						82,831	129,881	14,563	78,780
CUSTOMER DEPOSITS AND ADVANCES	NO						453,282
2010 AND 2014 MEXICAN TAX REFORM	NO						801,726	1,457,864	1,404,945	2,566,598
DERIVATIVE FINANCIAL INSTRUMENTS	NO							154,672		113,221
VARIOUS	YES											1,472,419				100,478
TRANSMISSION RIGHTS	YES												249,402	693,908	342,515	417,186
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	17,666,802	1,338,516	1,742,417	1,422,383	3,171,943	0	1,472,419	249,402	693,908	342,515	517,664

TOTAL					165,283	28,923,882	5,138,575	3,306,999	1,925,534	36,720,516	180,345	10,364,518	540,568	8,825,154	667,406	42,269,541

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY
WERE AS FOLLOWS:

$      15.6944                                    PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES INCLUDED PAYABLE IN FOREIGN CURRENCY AND
MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.106,785 AND PS.1,779,913, RESPECTIVELY,
FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS
IN THE AGGREGATE AMOUNT OF PS.1,238,181.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

MONETARY ASSETS	2,834,319	44,482,936	160,862	2,524,633	47,007,569

CURRENT	1,529,319	24,001,744	118,120	1,853,823	25,855,567

NON-CURRENT	1,305,000	20,481,192	42,742	670,810	21,152,002

LIABILITIES POSITION	4,035,293	62,247,315	45,048	707,002	62,954,317

CURRENT	639,557	10,037,463	39,134	614,185	10,651,648

NON-CURRENT	3,395,736	52,209,852	5,914	92,817	52,302,669

NET BALANCE	(1,200,974)	(17,764,379)	115,814	1,817,631	(15,946,748)

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS	15.6944	PESOS PER U.S. DOLLAR
	17.4867	PESOS PER EURO
	12.5720	PESOS PER CANADIAN DOLLAR
	1.7281	PESOS PER ARGENTINEAN PESO
	0.5817	PESOS PER URUGUAYAN PESO
	0.0246	PESOS PER CHILEAN PESO
	0.0060	PESOS PER COLOMBIAN PESO
	4.8606	PESOS PER PERUVIAN NUEVO SOL
	16.6634	PESOS PER SWISS FRANC
	2.4349	PESOS PER STRONG BOLIVAR
	5.0511	PESOS PER BRAZILIAN REAL
	24.6729	PESOS PER STERLING LIBRA
	2.5314	PESOS PER CHINESE YUAN
	1.8915	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION, PS.6,500 MILLION AND U.S.$1,000 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA,S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENTS OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020, 2021 AND 2022 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, PS.6,000 MILLION, AND PS.5,000 MILLION, RESPECTIVELY, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.2,500 MILLION, AND MATURITIES BETWEEN 2016 AND 2018, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY A SUBSIDIARY OF THE COMPANY WITH FOUR MEXICAN BANKS FOR  AN AGGREGATE PRINCIPAL AMOUNT OF $2,231 MILLION AS OF JUNE 30, 2015 AND MATURITIES BETWEEN 2015 AND 2022, THIS SUBSIDIARY IS REQUIRED TO COMPLY WITH CERTAIN FINANCIAL RATIOS AND SOME RESTRICTIVE COVENANTS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT JUNE 30, 2015, THE GROUP HAS COMPLIED WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(877,446)

CONTENT:
ADVERTISING		9,629,515			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMERCIALIZADORA DE LACTEOS Y DERIVADOS, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE CONCENTRATE MANUFACTURING COMPANY OF IRELAND
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE MÉXICO, S. DE R.L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		1,192,828			MEGA CABLE, S.A. DE C.V.
					TOTAL PLAY TELECOMUNICACIONES, S.A. DE C.V.
LICENSING AND SYNDICATIONS		317,330			VARIOUS

SKY (INCLUDES LEASING OF SET-TOP
EQUIPMENT).
DTH BROADCAST SATELLITE		8,478,173		SKY	SUBSCRIBERS
PAY PER VIEW		97,246
CHANNEL COMMERCIALIZATION		151,022			WDC MÉXICO S. DE R.L. DE C.V.

TELECOMMUNICATIONS (INCLUDES
LEASING OF SET-TOP EQUIPMENT):
DIGITAL SERVICE		6,033,568		CABLEVISIÓN, CABLEMÁS, TVI,	SUBSCRIBERS
INTERNET SERVICES		3,366,283		CABLECOM, IZZI, TELECABLE
SERVICE INSTALLATION		51,921
PAY PER VIEW		26,250
CHANNEL COMMERCIALIZATION		243,019			MULTILMEDIOS S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					MEDIA SOLUTIONS DE MONTERREY, S.A. DE C.V.
					COPPEL, S.A. DE C.V.
TELEPHONY		1,649,603
TELECOMMUNICATIONS		1,871,960		BESTEL Y CABLECOM	SUBSCRIBERS
OTHER		140,439

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	12,627	241,420		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		293,441			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					PERFUMERIE VERSAILLES, S.A. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
OTHER INCOME		7,873			VARIOUS

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		260,706			TENEDORA DE CINES, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					OPERADORA CINEMEX DE MÉXICO, S.A. DE C.V.
					GRUPO CINEMAS DEL PACIFICO, S.A. DE C.V.
					AMOR POR EL CINE , S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		574,338		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACIÓN MEXICANA DE FÚTBOL ASOCIACIÓN, A.C.
					PVH MÉXICO, S.A. DE C.V.
GAMING		1,192,120		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		352,674			HAVAS MEDIA, S.A DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
					WORLDWIDE MEDIACOM MÉXICO, S.A.DE C.V.
PUBLISHING DISTRIBUTION	4,003	107,169		HOLA MÉXICO MAGAZINE	VARIOUS
				ENTREPRENEUR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				CARTOON NETWORK MAGAZINE	COMMERCIAL CENTERS (MALLS)
				GLAMOUR MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		143,570			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		483,037			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV

LICENSING AND SYNDICATIONS		3,088,348		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		9,351		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		1,845			NETFLIX, INC

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		89,293			INITIATIVE MEDIA, INC.
					M PARAMOUNT & TEAM DETROIT
					GROUP M MATRIX
SKY (INCLUDES LEASING OF SET-TOP
EQUIPMENT).
DTH BROADCAST SATELLITE		619,746		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		241,068		BESTEL	SUBSCRIBERS

OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	14,852	317,452		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		374,454			MEDIACOM MIAMI
					MCCANN ERICKSON N.Y.
					MEDIA PLANNING, S.A.
					R.C.N. TELEVISIÓN S.A.
PUBLISHING DISTRIBUTION:	1,207	41,399		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				AXXIS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				HISTORIAS NATIONAL GEOGRAPHIC MAGAZINE
				15 MINUTOS MAGAZINE
				MOBILIARI MAGAZINE
RENTALS OF MOVIE FILMS		40,854			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(6,775)

TOTAL	32,689	40,845,094

ANALYSIS OF PAID CAPITAL STOCK
CHARACTERISTIC OF THE SHARES

CONSOLIDATED
Final Printing

SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	115,425,114,192	0	115,425,114,192	0	848,428	0
B	0.00000	0	53,354,482,543	0	53,354,482,543	0	405,948	0
D	0.00000	0	84,882,073,096	0	84,882,073,096	0	620,017	0
L	0.00000	0	84,882,073,096	0	0	84,882,073,096	620,017	0
TOTAL			338,543,742,927	0	253,661,669,831	84,882,073,096	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	338,543,742,927

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,760,590 AND PS.4,851,722, RESPECTIVELY.

12080050: AS OF JUNE 30, 2015 AND DECEMBER 31, 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.9,020,089 AND PS.8,994,398, RESPECTIVELY.

91000010: AT JUNE 30, 2015 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.106,785 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the second quarter of 2015, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until June 30th, 2015, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from April to June 2015, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, Corporación Novavisión S. de R.L. de C.V. (“Novavisión”) prepaid the variable rate loan in the amount of $1,400,000,000.00 (One Billion Four Hundred Million Pesos 00/100) due 2016. As a result of such prepayment, Novavisión early terminated the "Interest Rate Swap" through which it exchanged the payment of variable interest rate coupons for fixed rate coupons in Mexican Pesos.

2.
Also, during the relevant quarter, one “Knock-out Option Call” agreement through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$15,000,000.00 (Fifteen Million U.S. Dollars 00/100) by paying a premium, expired. This option was entered in December 2012 and expired in May 2015, without being exercised by Televisa.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
June 30, 2015
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (4)	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	-	TIIE 28 days + 24bps / 8.415%	-	(66,626)	Monthly interest 2015-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(154,672)	(162,963)	Monthly interest 2015-2018	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	(110,220)	(124,921)	Monthly interest 2015-2021	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 1,000,000	TIIE 28 days / 5.9075%	-	(773)	-	Monthly interest 2015-2022	Does not exist (6)
FX Options (1)	Hedging	USD 67,500	USD 67,500	USD 82,500	218	2,807	2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,401,727	TIIE 28 days / 5.063%	TIIE 28 days / 5.063%	(9,175)	(13,241)	Monthly Interest 2015-2019	Does not exist (6)
					(274,622)	(364,944)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as June 30, 2015, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	218
21060020	FINANCIAL DERIVATIVE INSTRUMENTS		(6,947)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(267,893)
		Ps.	(274,622)

(5)	Information for as of March 31 2015.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2015
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE SECOND QUARTER OF 2015, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., JULY 6, 2015

GENERAL DATA

DATE: 07/06/2015
MEXICAN STOCK EXCHANGE, REPORTS:

GENERAL DATA OF ISSUER
STOCK EXCHANGE CODE:

TLEVISA

COMPANY'S NAME:

GRUPO TELEVISA, S.A.B.

STATE:

DISTRITO FEDERAL

CITY:

MÉXICO, D.F.

TELEPHONE:	ADDRESS:

01 (55) 52612000	AV. VASCO DE QUIROGA # 2000

FAX:	NEIGHBORHOOD:

01 (55) 52612494	SANTA FE

INTERNET ADDRESS:

www.televisa.com.mx	ZIP CODE:

01210

TAX DATA OF THE ISSUER
ADDRESS:	MUNICIPALITY:

AV. VASCO DE QUIROGA # 2000	ÁLVARO OBREGÓN

NEIGHBORHOOD:	STATE:

SANTA FE	DISTRITO FEDERAL

CITY AND STATE:	ZIP CODE:

MÉXICO, D.F.	01210

COMPANY TAX CODE:

GTE901219GK3

EXECUTIVES DATA

BMV POSITION	MR./MS.	FIRST NAME	LAST NAME
GENERAL DIRECTOR	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
FINANCE DIRECTOR	LIC.	SALVI RAFAEL	FOLCH VIADERO
RESPONSIBLE FOR SENDING CORPORATE INFORMATION	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION	LIC.	GUADALUPE	PHILLIPS MARGAIN
RESPONSIBLE FOR INFORMATION TO INVESTORS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR PAYMENT	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING FINANCIAL INFORMATION	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING RELEVANT EVENTS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR LEGAL MATTERS	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ

BOARD OF DIRECTORS

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
PRESIDENT	RELATED	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
DIRECTOR	INDEPENDENT	MR.	ALBERTO	BAILLERES GONZÁLEZ
DIRECTOR	RELATED	MR.	JULIO	BARBA HURTADO
DIRECTOR	RELATED	MR.	JOSÉ ANTONIO	BASTÓN PATIÑO
DIRECTOR	INDEPENDENT	MR.	FRANCISCO JOSÉ	CHÉVEZ ROBELO
DIRECTOR	RELATED	MR.	ALFONSO	DE ANGOITIA NORIEGA
DIRECTOR	INDEPENDENT	MR.	JON	FELTHEIMER
DIRECTOR	INDEPENDENT	MR.	JOSÉ ANTONIO VICENTE	FERNÁNDEZ CARBAJAL
DIRECTOR	INDEPENDENT	MR.	JOSÉ LUIS	FERNÁNDEZ FERNÁNDEZ
DIRECTOR	RELATED	MR.	SALVI RAFAEL	FOLCH VIADERO
DIRECTOR	INDEPENDENT	MR.	MICHAEL T.	FRIES
DIRECTOR	RELATED	MR.	BERNARDO	GÓMEZ MARTÍNEZ
DIRECTOR	INDEPENDENT	MR.	ROBERTO	HERNÁNDEZ RAMÍREZ
DIRECTOR	RELATED	MR.	ENRIQUE	KRAUZE KLEINBORT
DIRECTOR	RELATED	MR.	JORGE AGUSTÍN	LUTTEROTH ECHEGOYEN
DIRECTOR	INDEPENDENT	MR.	LORENZO ALEJANDRO	MENDOZA GIMÉNEZ
DIRECTOR	INDEPENDENT	MR.	FERNANDO	SENDEROS MESTRE
DIRECTOR	INDEPENDENT	MR.	ENRIQUE FRANCISCO JOSÉ	SENIOR HERNÁNDEZ
DIRECTOR	INDEPENDENT	MR.	EDUARDO	TRICIO HARO
DIRECTOR	INDEPENDENT	MR.	DAVID M.	ZASLAV
ALTERNATE DIRECTOR	INDEPENDENT	MR.	HERBERT	ALLEN III
ALTERNATE DIRECTOR	RELATED	MR.	FÉLIX JOSÉ	ARAUJO RAMÍREZ
ALTERNATE DIRECTOR	RELATED	MR.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
ALTERNATE DIRECTOR	RELATED	MR.	LEOPOLDO	GÓMEZ GONZÁLEZ BLANCO
ALTERNATE DIRECTOR	INDEPENDENT	MR.	ALBERTO JAVIER	MONTIEL CASTELLANOS
ALTERNATE DIRECTOR	INDEPENDENT	MR.	RAÚL	MORALES MEDRANO
ALTERNATE DIRECTOR	RELATED	MS.	GUADALUPE	PHILLIPS MARGAIN
SECRETARY OF THE BOARD OF DIRECTORS	NA	MR.	RICARDO	MALDONADO YAÑEZ

COMPANY HISTORY

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 25 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO PARTICIPATES IN MEXICO´S TELECOMMUNICATIONS INDUSTRY IN MANY REGIONS OF THE COUNTRY WHERE IT OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 36% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN UNIVISION HOLDINGS INC. (FORMERLY, BROADCASTING MEDIA PARTNERS, INC.), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 9, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel